                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X] Form 40-F. [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes. [ ]  No. [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on or around September 2, 2005 distributed its Interim Report for the six months ended June 30, 2005, in English and Chinese to its shareholders. A copy of the Interim Report (in English) is included in this Form 6-K of the Company.

[PICTURE]

                 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   1

All Shareholders:

The Board of Directors of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited operating results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2005.

INTRODUCTION

The Group is one of the largest airlines in the People's Republic of China ("PRC") in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, route networks and size of aircraft fleet. The Group operates the most extensive route network among all PRC airlines. As of 30 June 2005, the Group operated a total of 498 routes, of which 399 were domestic, 26 were Hong Kong regional and 73 were international. For the six months ended 30 June 2005, the Group operated an average of 7,929 scheduled flights per week, serving 134 cities. As of 30 June 2005, the Group operated a fleet of 242 aircraft, of which 136 were Boeing aircraft and 56 were Airbus aircraft. The average age of the fleet was 8.68 years as of 30 June 2005.

BUSINESS OVERVIEW

With the continuous and steady growth of the PRC economy and the nation's "Go West" and "Revitalising the Old Industrial Bases in the North-eastern Region" strategies, coupled with the effects of joint restructuring of domestic airlines, the Company is faced with new challenges under a market environment which is full of opportunities. On 31 December 2004, the acquisition of the airline operations and certain related assets of China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") ("CNA/XJA Acquisition") was approved at an extraordinary general meeting of the Company, which completed the restructuring exercise. The Group has benefited from this acquisition through increased economies of scale and transportation capacity.

However, escalating oil prices continued to drive up the jet fuel prices, which directly increased the operating costs of the Company significantly. In addition, the competition in the domestic civil aviation market was very intensive, leading to an unstable yield. Furthermore, after the restructuring of the Group, it would take a period of time for the benefits of business integration to materialise and for business synergy to take effect. As a result, the Company recorded a net loss of RMB907 million during the first half of the year.

During the first half year of 2005, the Group managed to maintain a consistently high level of flight safety standard to further implement the integration of management of the Group and to complete a stable transition. Notwithstanding challenges like the period required for reorganisation of the management and personnel of the Group after the CNA/XJA Acquisition, the enlarged scale of management and difficulties associated therewith, and the increasingly intensive competition in the aviation and air freight market, the Company has handled these challenges with care and plan, and further implemented the development strategies of the Company.

With the approval of the Board, the Company and Centergate Securities Co., Ltd mutually agreed to the early termination of the assets management agreement. As of 30 May 2005, the Company recovered the full investment principal sum of RMB500,000,000 and the investment return of RMB12,904,110.

For the period under review, the Group's total traffic revenue was RMB17,443 million, an increase of RMB6,609 million or 61.0% from the same period last year. Meanwhile, the Group's total traffic volume increased by 52.9% to 3,343 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 9.87 hours per day for the period under review, an increase of 0.47 hours or 5.0% from the same period last year.

2   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

Passenger revenue for the period under review was RMB15,967 million, up 63.3% from the same period last year, representing 91.5% of the Group's total traffic revenue. Passenger traffic volume increased by 65.2% to 28,478 million RPKs.

Domestic passenger revenue was RMB12,956 million, up 64.4% from the same period last year. Domestic passenger revenue accounted for 81.1% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 68.0% while passenger traffic volume, in terms of RPKs, increased by 72.1% from the same period last year, resulting in an increase in passenger load factor of 1.7 percentage points to 69.4%. The passenger yield per RPK decreased by 5.2% from RMB0.58 to RMB0.55, resulting from intensive competition in the domestic market.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB599 million, up 12.0% from the same period last year. Hong Kong regional passenger revenue accounted for 3.8% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 22.9% while passenger traffic volume, in terms of RPKs increased by 21.3% from the same period last year, resulting in a decrease in passenger load factor of 0.8 percentage points to 61.1%. The passenger yield per RPK decreased by 7.5% to RMB0.86 as more chartered flights were rendered during the period under review.

Passenger revenue for the Group's international routes amounted to RMB2,412 million, an increase of 77.5% from the same period last year. International passenger revenue accounted for 15.1% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 39.5% while passenger traffic volume, in terms of RPKs, increased by 42.3% from the same period last year, resulting in an increase in passenger load factor of 1.3 percentage points to 63.5%. The passenger yield per RPK increased by 24.4% to RMB0.56 mainly due to upward fare adjustment on certain routes during the period under review.

Cargo and mail revenue was RMB1,476 million, an increase of 39.5% from the same period last year. Cargo and mail revenue accounted for 8.5% of total traffic revenue. Cargo and mail volume grew by 24.5% to 804 million RTKs from the same period last year, mainly due to the increase in traffic volume. The overall yield per cargo and mail tonne kilometre increased by 12.2% to RMB1.84, mainly due to an increase in fares during the period under review.

The Group's other revenue amounted to RMB401 million, an increase of 54.2% from the same period last year, primarily due to increases in ground service income of RMB72 million, as a result of the increase in traffic volume.

Total operating expenses increased by 76.6% to RMB18,260 million from the same period last year, primarily due to the general increases in fuel cost, aircraft repairs and maintenance expenses, landing and navigation fees and commission expenses resulting from the increase in traffic volume during the period under review.

Flight operations expenses increased by 92.4% to RMB9,084 million from the same period last year. Of these expenses, fuel cost was RMB5,549 million, up 104.6% from the same period last year, mainly as a result of increases in fuel consumption and fuel prices. Aircraft insurance costs increased by 48.2% to RMB126 million, primarily resulted from the fleet expansion subsequent to the CNA/XJA Acquisition. Operating lease payments increased by 43.0% to RMB1,184 million, mainly attributable to additional rental payments for new aircraft under operating leases. Air catering expenses increased by 72.4% to RMB538 million, primarily as a result of an increase in number of passengers carried during the period under review. Labour costs for flight personnel increased by 65.8% to RMB814 million, largely due to an increase in flying hours.

Maintenance expenses increased by 64.5% to RMB2,320 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs resulting from the increase in flying hours during the period under review.

                 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   3

Aircraft and traffic servicing expenses increased by 51.6% to RMB2,560 million from the same period last year, reflecting primarily an increase in number of landing and takeoffs.

Promotion and sales expenses increased by 39.6% to RMB1,220 million from the same period last year, primarily as a result of an increase in traffic volume.

General and administrative expenses increased by 65.2% to RMB912 million from the same period last year, due mainly to an increase in the scale of operations.

As compared with the same period last year, depreciation and amortisation expenses increased by 93.4% to RMB2,094 million, reflecting primarily the effect of the fleet expansion through the CNA/XJA Acquisition and scheduled aircraft delivered during the second half of 2004 and the period under review.

Interest expense increased by 118.0% to RMB750 million in the period under review, primarily reflecting an increase in the balance of loan borrowings and the increase in LIBOR rate, while 46.5% of the Group total borrowings are subject to LIBOR rate.

The Group recorded a net exchange gain of RMB197 million, predominantly relating to its Japanese yen denominated borrowings as a result of the depreciation of Japanese Yen during the period under review. The major part of such amount represented unrealised translation gain.

As a result of the aforementioned factors, for the six months ended 30 June 2005, the Group recorded a net loss attributable to equity holders of the parent of RMB907 million, as compared to a net profit attributable to equity holders of the parent of RMB266 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As of 30 June 2005, the Group's borrowings totalled RMB42,933 million, an increase of RMB7,601 million from RMB35,332 million as of 31 December 2004. The majority of such borrowings were denominated in United States dollars and, to a smaller extent, in Japanese yen and Hong Kong dollars, with a significant portion being fixed interest rate borrowings. As of 30 June 2005, cash and cash equivalents of the Group totalled RMB5,632 million, an increase of RMB2,549 million from RMB3,083 million as of 31 December 2004. Of such balance, 30.8% was denominated in foreign currencies. Net debts (total borrowings net of cash and cash equivalents) increased by 15.7% to RMB37,301 million from RMB32,249 million as of 31 December 2004.

As of 30 June 2005, the equity attributable to equity holders of the parent amounted to RMB10,941 million, a decrease of RMB907 million from RMB11,848 million as of 31 December 2004, reflecting the net loss recorded for the period under review.

Net debt/equity ratio of the Group as of 30 June 2005 was 3.41 times, as compared to 2.72 times as of 31 December 2004.

4   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly, as the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with authorised PRC banks.

On 21 July 2005, the People's Bank of China ("PBOC") announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the close of business on 21 July 2005. The Group considers that the above appreciation of Renminbi would not have adverse financial impacts to its operation.

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As of 30 June 2005, certain aircraft of the Group with an aggregate carrying value of approximately RMB25,268 million (as of 31 December 2004: RMB23,562 million) were mortgaged under certain loan and lease agreements.

CAPITAL AND INVESTING COMMITMENTS

As of 30 June 2005, the Group had capital commitments of approximately RMB40,605 million. Of such amounts, RMB37,429 million was related to the acquisition of aircraft and related flight equipment and RMB820 million was related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB2,356 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As of 30 June 2005, the Group was committed to making a capital contribution of approximately RMB61 million and RMB83 million to its subsidiaries and jointly controlled entities respectively.

CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December 2004.

RECENT ECONOMIC DEVELOPMENT

Upon approval from the Board, the Company will set up its Beijing branch in Tianzhu Airport Industrial Zone, Beijing. The Company believes that with the integration of the Group's core business, the Company's business development in Beijing Capital International Airport will provide a better hub base for the Group's existing Azure Big Delta (Guangzhou, Shenyang and Urumqi) network services. Meanwhile, the Group can also take an active role in and share the opportunities arising from the Beijing Olympics Games 2008.

                 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   5

Following the announcement by the PBOC on the changes in the Renminbi foreign exchange rate system on 21 July 2005, the Company will benefit from the Renminbi appreciation as it finances its aircraft acquisitions and conducts other transactions in US dollar e.g. jet fuel, lease of aviation equipment, acquisition and major repair, and it still has a substantial amount of debt in US dollar. In addition, landing fees for international flights are denominated in foreign currencies making the Company a beneficiary of the appreciation of Renminbi. Reminbi appreciation will also bring a one-off exchange gain to the Group and reduce its operating costs which are denominated in foreign currencies. On the other hand, the Group faces greater challenge from international routes.

According to "Notice of the National Development and Reform Commission (NDRC) and the General Administration of Civil Aviation of China (CAAC) Concerning the Relevant Questions on Collecting Fuel Surcharge to Domestic Routes", effective from 1 August 2005 (flight time), airlines are allowed to impose fuel surcharge on all domestic routes (other than routes between Mainland to Hong Kong and Macau). The resumption of fuel surcharge collection will ease the Group's burden due to the jet fuel cost.

PROSPECTS FOR THE SECOND HALF

Global airline industry has been badly hit by soaring jet fuel prices. As a result of the three times increases in domestic jet fuel prices, the Group's jet fuel cost has accounted for 30% of total costs. The Group intends to meet the challenges by using its economies of scale operation and strict control over operating costs increase, so as to reduce the impact brought by the persistently high oil prices.

The enlarged scale of the Group due to its joint restructuring will provide more opportunities for the development of the Company's business and operations. The Group will adjust its flight network by increasing traffic capacity to fill in any deficiencies in its routes, and will maintain or increase domestic and regional market shares. The Group believes that its leading position in the civil aviation industry can be assured by speeding up integration of flight networks and capacity to realize the objectives of network operation, and also through innovation, refinement and enhancement of incentive mechanism.

The Company will continue to implement strict costs control and raise its overall synergy benefits.

DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2005.

6   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

STRUCTURE OF SHARE CAPITAL

As of 30 June 2005, the share capital of the Company comprised 4,374,178,000 shares, of which approximately 50.30% or 2,200,000,000 State-owned Shares were held by China Southern Air Holding Company ("CSAHC"), approximately 22.86% or 1,000,000,000 A Shares were held by the PRC investors and approximately 26.84% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

                                                                PERCENTAGE TO THE
                                            NUMBER OF          TOTAL SHARE CAPITAL
CATEGORY OF SHARES                         SHARES HELD                 (%)
State-owned Shares (held by CSAHC)        2,200,000,000               50.30%
H Shares                                  1,174,178,000               26.84%
A Shares                                  1,000,000,000               22.86%
                                          -------------              ------
Total share capital                       4,374,178,000              100.00%
                                          =============              ======

SUBSTANTIAL SHAREHOLDERS

As of 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                                                     % OF
                                                                                      % OF         THE TOTAL
                                                                                    THE TOTAL       ISSUED
                                                                                     ISSUED         SHARE
                                                                                    H SHARES        CAPITAL
NAME OF                     TYPE OF             TYPE OF            NUMBER OF         OF THE          OF THE         SHORT
SHAREHOLDER               SHAREHOLDING           SHARE            SHARES HELD        COMPANY        COMPANY       POSITION
CSAHC                    Direct holding      Domestic share      2,200,000,000            -          50.30%           -
HKSCC Nominees
Limited                  Direct holding      H share             1,150,918,998         98.0%         26.31%           -

Notes:

Based on the information available to the directors, chief executive and supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the directors, chief executive and supervisors are aware, as at 30 June 2005:

1. Among the 1,150,918,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

                 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   7

2. Among the 1,150,918,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 164,098,800 H Shares of the Company (representing approximately 13.98% of its then total issued H Shares). Out of the 164,098,800 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 76,962,000 H Shares of the Company (representing approximately 6.55% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the following manners:

      (a) 76,962,000 H Shares in a lending pool, representing approximately 6.55% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank N.A., which was 100% held by J.P. Morgan Chase & Co.;

      (b) 1,064,800 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.;

      (c) 83,512,000 H Shares, representing approximately 7.11% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management
            (Asia) Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

      (d) 2,560,000 H Shares, representing approximately 0.22% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by JF International Management Inc., which was ultimately 100% held by J.P. Morgan Chase & Co..

3. Among the 1,150,918,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company in the manner as follows:

      (a) 743,332 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

      (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

      (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

      (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

      (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

      According to the information as disclosed on the website of the Stock Exchange and so far as the directors, chief executive and supervisors are aware, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

4. Among the 1,150,918,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

5. Among the 1,150,918,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at 30 June 2005, to the knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executives or supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company's shares.

8   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2005.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As of 30 June 2005, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to SFO (including interest or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") are as follows:

                                                                  % TO
                                                                THE TOTAL     % TO
                                                                 ISSUED     THE TOTAL
               THE                                                SHARE      ISSUED
              COMPANY/                                NUMBER     CAPITAL    H SHARES
            ASSOCIATED     TYPES OF     TYPE OF     OF SHARES    OF THE      OF THE       SHORT
  NAME      CORPORATION    INTEREST      SHARE         HELD      COMPANY     COMPANY     POSITION
Simon To    The Company   Interest of   H Shares     100,000      0.002%      0.009%        -
                          spouse
                          (note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as of 30 June 2005, none of the directors, chief executive or supervisors of the Company has interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of the Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which they are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As of 30 June 2005, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors have for six months ended 30 June 2005 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"). The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors.

                 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   9

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The Directors of the Company consider that, in the six months ended 30 June 2005, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

MATERIAL LITIGATION

The Company was involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC was in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim had been transferred to the plaintiff. The Company, as one of the defendants to the Litigation was claimed for unspecified damages for breach of the agreement. The Company filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

In August 2005, the parties to the Litigation reached an out of court settlement, pursuant to which the plaintiff will waive all its rights or possible rights to commence proceedings, claims or appeals against the Company in respect of the same matter.

                                      By order of the Board of Directors
                                                 LIU SHAO YONG
                                      Chairman of the Board of Directors

Guangzhou, the PRC
26 August 2005

10   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

DOCUMENTS AVAILABLE FOR INSPECTION AND ADDRESS FOR INSPECTION

DOCUMENT AVAILABLE FOR INSPECTION:   Original copy of the Company's 2005 interim
                                     report signed by the Chairman of the Board.

ADDRESS FOR INSPECTION:              The Company Secretary Office of the China
                                     Southern Airlines Company Limited, No. 278,
                                     Ji Chang Lu, Guangzhou, the People's
                                     Republic of China.

WEBSITE:                             www.cs-air.com

OPERATING DATA SUMMARY

                               FOR THE SIX MONTHS      2005 VS 2004
                                 ENDED 30 JUNE       INCREASE/
                                2005       2004      (DECREASE)    (%)
CAPACITY
Available seat kilometres
  (ASKs) (million)
  - Domestic                    33,833     20,141      13,692     68.0
  - Hong Kong regional           1,138        926         212     22.9
  - International                6,782      4,861       1,921     39.5
                               -------    -------      ------

  Total                         41,753     25,928      15,825     61.0
                               =======    =======      ======

Available tonne kilometres
  (ATKs) (million)
  - Domestic                     3,885      2,333       1,552     66.5
  - Hong Kong regional             127        103          24     23.3
  - International                1,402      1,139         263     23.1
                               -------    -------      ------

  Total                          5,414      3,575       1,839     51.4
                               =======    =======      ======

Kilometres flown (thousand)    254,547    156,041      98,506     63.1
                               =======    =======      ======

Hours flown (thousand)             400        242         158     65.3
                               =======    =======      ======

Number of flight sectors
  - Domestic                   184,974    117,919      67,055     56.9
  - Hong Kong regional           8,364      7,549         815     10.8
  - International               12,826      7,548       5,278     69.9
                               -------    -------      ------

  Total                        206,164    133,016      73,148     55.0
                               =======    =======      ======

                CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   11

                                   FOR THE SIX MONTHS       2005 VS 2004
                                     ENDED 30 JUNE        INCREASE/
                                    2005        2004      (DECREASE)     (%)
TRAFFIC
Revenue passenger kilometres
  (RPKs) (million)
  - Domestic                       23,479      13,644        9,835       72.1
  - Hong Kong regional                695         573          122       21.3
  - International                   4,304       3,025        1,279       42.3
                                   ------      ------       ------

  Total                            28,478      17,242       11,236       65.2
                                   ======      ======       ======

Revenue tonne kilometres
  (RTKs) (million)
  - Domestic                        2,524       1,518        1,006       66.3
  - Hong Kong regional                 69          57           12       21.1
  - International                     750         611          139       22.7
                                   ------      ------       ------

  Total                             3,343       2,186        1,157       52.9
                                   ======      ======       ======

Passenger tonne kilometres
  (million)
  - Domestic                        2,094       1,219          875       71.8
  - Hong Kong regional                 62          51           11       21.6
  - International                     383         270          113       41.9
                                   ------      ------       ------

  Total                             2,539       1,540          999       64.9
                                   ======      ======       ======

Cargo and mail tonne kilometres
  (million)
  - Domestic                          430         299          131       43.8
  - Hong Kong regional                  7           6            1       16.7
  - International                     367         341           26        7.6
                                   ------      ------       ------

  Total                               804         646          158       24.5
                                   ======      ======       ======

Passengers carried (thousand)
  - Domestic                       18,115      11,825        6,290       53.2
  - Hong Kong regional                739         671           68       10.1
  - International                   1,405         819          586       71.6
                                   ------      ------       ------

  Total                            20,259      13,315        6,944       52.2
                                   ======      ======       ======


12   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

                                   FOR THE SIX MONTHS          2005 VS 2004
                                     ENDED 30 JUNE        INCREASE/
                                   2005          2004     (DECREASE)     (%)
Cargo and mail carried
   (thousand tonne)
   - Domestic                       285           218         67         30.7
   - Hong Kong regional               8             7          1         14.3
   - International                   55            42         13         31.0
                                   ----          ----       ----

   Total                            348           267         81         30.3
                                   ====          ====       ====

LOAD FACTORS
Passenger load factor
   (RPK/ASK) (%)
   - Domestic                      69.4          67.7        1.7          2.5
   - Hong Kong regional            61.1          61.9       (0.8)        (1.3)
   - International                 63.5          62.2        1.3          2.1

   Total                           68.2          66.5        1.7          2.6
                                   ====          ====       ====

Average load factor
   (RTK/ATK) (%)
   - Domestic                      65.0          65.1       (0.1)        (0.2)
   - Hong Kong regional            54.3          55.3       (1.0)        (1.8)
   - International                 53.5          53.6       (0.1)        (0.2)

   Total                           61.7          61.1        0.6          1.0
                                   ====          ====       ====

Breakeven load factor (%)          64.6          58.3        6.3         10.8
                                   ====          ====       ====

YIELD
Yield per RPK (RMB)
   - Domestic                      0.55          0.58      (0.03)        (5.2)
   - Hong Kong regional            0.86          0.93      (0.07)        (7.5)
   - International                 0.56          0.45       0.11         24.4

   Total                           0.56          0.57      (0.01)        (1.8)
                                   ====          ====       ====

Yield per cargo and
   mail tonne kilometre (RMB)      1.84          1.64       0.20         12.2
                                   ====          ====       ====

Yield per RTK (RMB)
   - Domestic                      5.39          5.49      (0.10)        (1.8)
   - Hong Kong regional            9.29          9.98      (0.69)        (6.9)
   - International                 4.28          3.15       1.13         35.9

Total                              5.22          4.96       0.26          5.2
                                   ====          ====       ====

                CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   13

                                                FOR THE SIX MONTHS      2005 VS 2004
                                                  ENDED 30 JUNE      INCREASE/
                                                2005          2004   (DECREASE)    (%)
FLEET
Number of aircraft in service at period end
  - Boeing                                        136          113        23        20.4
  - Airbus                                         56           24        32       133.3
  - McDonnell Douglas                              36            -        36       100.0
  - Embraer                                         6            2         4       200.0
  - Others                                          8            -         8       100.0
                                                -----         ----      ----

  Total                                           242          139       103        74.1
                                                =====         ====      ====

Aircraft utilisation rate
  (hours per day)
  - Boeing                                      10.30         9.60      0.70         7.3
  - Airbus                                       9.34         9.27      0.07         0.8

  Total                                          9.87         9.40      0.47         5.0
                                                =====         ====      ====

FINANCIAL
Operating cost per ASK (RMB)                     0.44         0.40      0.04        10.0
Operating cost per ATK (RMB)                     3.37         2.89      0.48        16.6
                                                =====         ====      ====

14   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

The Board of Directors of the Company hereby announces the unaudited consolidated interim results of the Group for the six months ended 30 June, 2005, together with the comparative figures for the corresponding period of 2004 as follows:

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                                            FOR THE SIX MONTHS
                                                                               ENDED 30 JUNE
                                                                                         2004
                                                                           2005        RMB million
                                                                 Note    RMB MILLION     (Note 2)
Operating revenue
  Traffic revenue                                                           17,443       10,834
  Other operating revenue                                                      401          260
                                                                          --------      -------

Total operating revenue                                           3         17,844       11,094
                                                                          --------      -------

Operating expenses
  Flight operations                                                          9,084        4,722
  Maintenance                                                                2,320        1,410
  Aircraft and traffic servicing                                             2,560        1,689
  Promotion and sales                                                        1,220          874
  General and administrative                                                   912          552
  Depreciation and amortisation                                              2,094        1,083
  Other                                                                         70            8
                                                                          --------      -------

Total operating expenses                                                    18,260       10,338
                                                                          --------      -------

Operating (loss)/profit                                                       (416)         756
                                                                          --------      -------

Non-operating income/(expenses)
  Interest income                                                               17            9
  Interest expense                                                4           (750)        (344)
  Share of associates' results                                                 (28)          21
  Share of jointly controlled entities' results                                 24            4
  (Loss)/profit on sale of property, plant and equipment                       (35)           3
  Exchange gain, net                                                           197           15
  Other, net                                                                   (34)           5
                                                                          --------      -------

Total net non-operating expenses                                              (609)        (287)
                                                                          --------      -------

(Loss)/profit before taxation                                     4         (1,025)         469
Taxation credit/(expense)                                         5             61          (95)
                                                                          --------      -------

(Loss)/profit for the period                                                  (964)         374
                                                                          ========      =======

Attributable to
  Equity holders of the parent                                                (907)         266
  Minority interests                                              2            (57)         108
                                                                          --------      -------

(Loss)/profit for the period                                                  (964)         374
                                                                          ========      =======
Basic (loss)/earnings per share                                   7       (RMB0.21)     RMB0.06
                                                                          ========      =======

The notes on pages 19 to 27 form part of this interim financial report.

        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   15

CONSOLIDATED BALANCE SHEET
As at 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                                    As at
                                                     AS AT       31 December
                                                    30 JUNE          2004
                                                      2005       RMB million
                                           Note   RMB MILLION      (Note 2)
NON-CURRENT ASSETS
Property, plant and equipment, net           8       50,478          46,841
Construction in progress                                773             565
Lease prepayments                                       371             346
Interest in associates                                  402             429
Interest in jointly controlled entities                 809             782
Other investments                                       290             272
Lease and equipment deposits                          4,699           5,397
Deferred tax assets                                      68               -
Other assets                                            299             331
                                                    -------         -------

                                                     58,189          54,963
                                                    -------         -------

CURRENT ASSETS
Short term investments                                    -             683
Inventories                                           1,505           1,302
Taxes recoverable                                        40               -
Trade receivables                            9        1,271           1,203
Other receivables                                       976             616
Prepaid expenses and other current assets               418             378
Cash and cash equivalents                             5,632           3,083
                                                    -------         -------

                                                      9,842           7,265
                                                    -------         -------

CURRENT LIABILITIES
Bank and other loans                                 13,282          11,518
Obligations under finance leases                      2,397           2,144
Trade payables                              10        2,334           1,554
Bills payable                                         2,760             136
Sales in advance of carriage                            899             874
Taxes payable                                             -              39
Amounts due to related companies                        106           2,330
Accrued expenses                                      4,590           4,551
Other liabilities                                     3,246           2,974
                                                    -------         -------

                                                     29,614          26,120
                                                    -------         -------

NET CURRENT LIABILITIES                             (19,772)        (18,855)
                                                    -------         -------

TOTAL ASSETS LESS CURRENT LIABILITIES                38,417          36,108
                                                    -------         -------

NON-CURRENT LIABILITIES AND DEFERRED ITEMS

Bank and other loans                                 12,782          11,935
Obligations under finance leases                     11,712           9,599
Provision for major overhauls                           275             284
Deferred credits                                        370             100
Deferred tax liabilities                                336             287
                                                    -------         -------

                                                     25,475          22,205
                                                    -------         -------

NET ASSETS                                           12,942          13,903
                                                    =======         =======

The notes on pages 19 to 27 form part of this interim financial report.

16   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

As at 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                                                             As at
                                                                              AS AT       31 December
                                                                             30 JUNE          2004
                                                                               2005       RMB million
                                                                    Note   RMB MILLION      (Note 2)
CAPITAL AND RESERVES

Share capital                                                                 4,374          4,374
Reserves                                                            11        6,567          7,474
                                                                             ------         ------

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT                    10,941         11,848

MINORITY INTERESTS                                                   2        2,001          2,055
                                                                             ------         ------

TOTAL EQUITY                                                                 12,942         13,903
                                                                             ======         ======

Approved and authorised for issue by the Board of Directors on 26 August 2005.

LIU SHAO YONG                  SI XIAN MIN               XU JIE BO
  Director                       Director                 Director

The notes on pages 19 to 27 form part of this interim financial report.

                CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT   17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
                                ---------------------------------------------------------------------------
                                   SHARE         SHARE          OTHER        RETAINED                       MINORITY       TOTAL
                                  CAPITAL       PREMIUM       RESERVES       EARNINGS         TOTAL         INTERESTS      EQUITY
                         Note   RMB million   RMB million    RMB million    RMB million    RMB  million    RMB million  RMB million
At 1 January 2004          2       4,374         5,325           611           1,586          11,896          1,673       13,569
Profit for the period                  -             -             -             266             266            108          374
Dividends                              -             -             -               -               -            (60)         (60)
Issue of share capital                 -             -             -               -               -             45           45
                                   -----         -----           ---           -----          ------          -----       ------

At 30 June 2004            2       4,374         5,325           611           1,852          12,162          1,766       13,928
                                   =====         =====           ===           =====          ======          =====       ======

At 1 January 2005          2       4,374         5,325           672           1,477          11,848          2,055       13,903
Loss for the period                    -             -             -            (907)           (907)           (57)        (964)
Dividends                              -             -             -               -               -             (9)          (9)
Issue of share capital                 -             -             -               -               -             12           12
                                   -----         -----           ---           -----          ------          -----       ------

AT 30 JUNE 2005                    4,374         5,325           672             570          10,941          2,001       12,942
                                   =====         =====           ===           =====          ======          =====       ======


The notes on pages 19 to 27 form part of this interim financial report.

18 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                                               FOR THE SIX MONTHS
                                                                                  ENDED 30 JUNE
                                                                                2005          2004
                                                                            RMB MILLION   RMB million
Net cash inflows from operating activities                                     1,662         1,218

Net cash used in investing activities                                           (692)       (4,050)
                                                                               -----         -----

Net cash inflow/(outflow) before financing activities                            970        (2,832)

Net cash inflows from financing activities                                     1,579         3,684
                                                                               -----         -----

Increase in cash and cash equivalents                                          2,549           852

Cash and cash equivalents as at 1 January                                      3,083         2,080
                                                                               -----         -----

Cash and cash equivalents as at 30 June                                        5,632         2,932
                                                                               =====         =====

The notes on pages 19 to 27 form part of this interim financial report.

                  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT 19

NOTES:

1     BASIS OF PREPARATION

      This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 26 August 2005.

      The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the change in presentation of financial statements arising from the changes of International Financial Reporting Standards ("IFRS") that is expected to be reflected in the 2005 annual financial statements. Details of the changes are set out in note 2.

      The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

      The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with IFRS. IFRS includes IAS and interpretations.

      The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 28.

      The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRS for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2004 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 25 April 2005.

2     NEW AND REVISED IFRS

      The IASB has issued a number of new and revised IFRS that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRS for the year ending 31 December 2005, on the basis of IFRS currently in issue.

      The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRS for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

20 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

      The adoption of revised IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements, has resulted in a change in presentation of minority interests in the financial statements:

      In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

      With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

      The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

3     TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax.

      Geographic information about the Group's turnover and operating
      (loss)/profit are analysed as follows:

                                          FOR THE SIX MONTHS ENDED 30 JUNE
                                                HONG KONG
                                 DOMESTIC       REGIONAL     INTERNATIONAL        TOTAL
                               RMB million     RMB million    RMB million      RMB million
2005
Traffic revenue                   13,592           641           3,210            17,443
Other operating revenue              401             -               -               401
                                 -------           ---          ------           -------

Turnover                          13,993           641           3,210            17,844
                                 =======           ===          ======           =======

Operating (loss)/profit             (228)           28            (216)             (416)
                                 =======           ===          ======           =======

2004
Traffic revenue                    8,341           569           1,924            10,834
Other operating revenue              260             -               -               260
                                 -------           ---          ------           -------

Turnover                           8,601           569           1,924            11,094
                                 =======           ===          ======           =======

Operating profit                     605            39             112               756
                                 =======           ===          ======           =======

                  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT 21

4     (LOSS)/PROFIT BEFORE TAXATION

                                                                                 FOR THE SIX MONTHS
                                                                                   ENDED 30 JUNE
                                                                                 2005          2004
                                                                             RMB MILLION   RMB million
(Loss)/profit before taxation is arrived at after charging:

Depreciation
  - owned assets                                                                1,603           815
  - assets acquired under finance leases                                          491           255
Amortisation of deferred expenditure                                               30            13
Operating lease charges

  - aircraft and flight equipment                                               1,184           828
Staff costs                                                                     1,776         1,061

Interest expense
  Interest on bank and other loans                                                493           175
  Finance charges on obligations under finance leases                             302           186
  Less: borrowing costs capitalised                                               (45)          (17)
  Net interest expense                                                            750           344
                                                                                =====         =====

and after crediting:
  Net realised and unrealised gain on equity securities held for trading            1             -
                                                                                =====         =====

5     TAXATION (CREDIT)/EXPENSE

                                                       FOR THE SIX MONTHS
                                                         ENDED 30 JUNE
                                                       2005           2004
                                                   RMB MILLION    RMB million
PRC income tax                                           5            28
Share of taxation of associates                         (1)            4
Share of taxation of jointly controlled entities        (3)            5
                                                       ---            --

                                                         1            37
Deferred taxation                                      (62)           58
                                                       ---            --

                                                       (61)           95
                                                       ===            ==

      The statutory income tax rate in the PRC is 33%. Pursuant to approval documents issued by the relevant tax authorities, the Company and certain airline subsidiaries of the Company are entitled to enjoy a preferential tax rate of 15%.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.

22 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

6     DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

7     BASIC (LOSS)/EARNINGS PER SHARE

      The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to equity holders of the parent of RMB907 million (six months ended 30 June 2004: profit of RMB266 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2004: 4,374 million).

      The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2004 and 2005.

8     PROPERTY, PLANT AND EQUIPMENT, NET

      During the six months ended 30 June 2005, the Group acquired aircraft with an aggregate cost of RMB5,168 million (six months ended 30 June 2004:
      RMB1,382 million).

9     TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of provision for doubtful accounts, is set out below:

                                                 AS AT          As at
                                                30 JUNE      31 December
                                                  2005           2004
                                              RMB MILLION    RMB million
Within 1 month                                   1,113            998
More than 1 month but less than 3 months           123            163
More than 3 months but less than 12 months          35             42
                                                 -----          -----

                                                 1,271          1,203
                                                 =====          =====

10    TRADE PAYABLES

      An ageing analysis of trade payables is as follows:

                                             AS AT          As at
                                            30 JUNE        31 December
                                              2005           2004
                                          RMB MILLION    RMB million
Due within 1 month or on demand                917            599
Due after 1 month but within 3 months          582            430
Due after 3 months but within 6 months         835            525
                                             -----          -----

                                             2,334          1,554
                                             =====          =====

                  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT 23

11    RESERVES

      No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the six months ended 30 June 2005 (six months ended 30 June 2004: Nil).

12    COMMITMENTS

      (a)   Capital commitments

            As at 30 June 2005, the Group had capital commitments as follows:

                                                                          AS AT        As at
                                                                        30 JUNE    31 December
                                                                          2005         2004
                                                                      RMB MILLION  RMB million
Commitments in respect of aircraft and related equipment
 - authorised and contracted for                                         37,429       11,776
 - authorised but not contracted for                                          -       13,571
                                                                         ------       ------

                                                                         37,429       25,347
                                                                         ------       ------

Commitments in respect of investments in the Guangzhou new airport
 - authorised and contracted for                                             79          110
 - authorised but not contracted for                                        741          714
                                                                         ------       ------

                                                                            820          824
                                                                         ------       ------

Other commitments
 - authorised and contracted for                                             57          132
 - authorised but not contracted for                                      2,299          568
                                                                         ------       ------

                                                                          2,356          700
                                                                         ------       ------

                                                                         40,605       26,871
                                                                         ======       ======

      (b)   Investing commitments

            As at 30 June 2005, the Group committed to make capital contributions in respect of:

                                 AS AT         As at
                                30 JUNE     31 December
                                  2005          2004
                              RMB MILLION   RMB million
Subsidiaries                       61           181
Jointly controlled entities        83            83
                                  ---           ---

                                  144           264
                                  ===           ===

24 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

13    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by China Southern Air Holding Company ("CSAHC"), the ultimate holding company, and its subsidiaries, and the Group's associates and jointly controlled entities during the normal course of its business.

      (a)   Significant transactions with related companies

            The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its subsidiaries, and the Group's associates and jointly controlled entities:

                                                                FOR THE SIX MONTHS
                                                                   ENDED 30 JUNE
                                                                 2005         2004
                                                             RMB MILLION   RMB million
EXPENSES

Paid to CSAHC and its subsidiaries

Handling charges                                                  23           19
Sundry aviation supplies                                          35           26
Commission expenses                                               18            -
Housing benefits                                                   -           43
Lease charges for land and buildings                              28            8
Lease charges for aircraft                                         5            -

Paid to associates and jointly controlled entities

Repairing charges                                                506          431
Flight simulation service charges                                 59           46
Interest expense                                                  29            4

INCOME

Received from associates and jointly controlled entities

Interest income                                                    3            1
Rental income                                                     15           15

             In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the periods presented. The total amounts involved are not material to the results of the Group for the periods.

                  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT 25

      (b)   Amounts due to related companies

                                         AS AT           As at
                                        30 JUNE       31 December
                                         2005             2004
                                      RMB MILLION     RMB million
Jointly controlled entities     (i)       13               340
CSAHC                          (ii)       93             1,990

            (i)   Amounts due to jointly controlled entities

                  Amounts due to jointly controlled entities mainly represent amounts payable for repairing charges and other services. The payable balances are unsecured, interest free and have no fixed terms of repayment.

            (ii)  Amount due to CSAHC

                  The balance mainly represents remaining consideration payable to CSAHC in respect of the Group's acquisition of the airline operations and certain related assets of China Northern Airlines Company and Xinjiang Airlines Company.

                  Amount due to CSAHC is unsecured, interest free and is repayable within 6 months.

      (c)   Loans from Southern Airlines Group Finance Company Limited

            Loans to the Group from Southern Airlines Group Finance Company Limited, a PRC authorised financial institution controlled by CSAHC and an associate of the Group, are unsecured and have the following terms:

                                   AS AT           As at
                               30 JUNE 2005    31 December 2004
INTEREST RATE                   RMB MILLION       RMB million          GUARANTEE
Floating interest rates               -                76          No guarantee
   at 90% of interest rates
   as published by the
   People' s Bank of China
   ("PBOC"), repayable
   within 1 year

Floating interest rates             300               180          Guaranteed by CSAHC
   at 90% of interest rates
   as published by the
   PBOC, repayable
   within 1 year
                                    ---               ---

                                    300               256
                                    ===               ===

26 CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

      (d) Credit facilities provided by Southern Airlines Group Finance Company Limited

            As at 30 June 2005, bills payable arranged by Southern Airlines Group Finance Company Limited amounted to RMB854 million (as at 31 December 2004: Nil).

      (e) Bank balances and deposits placed with Southern Airlines Group Finance Company Limited

            As at 30 June 2005, the Group had bank balances and deposits placed with Southern Airlines Group Finance Company Limited amounted to RMB591 million (as at 31 December 2004: RMB406 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

      (f)   Key management personnel compensations

            The key management personnel compensations are as follows:

                                   FOR THE SIX MONTHS
                                      ENDED 30 JUNE
                                   2005          2004
                               RMB MILLION   RMB million
Short-term employee benefits       2.3           1.8
Post-employment benefits           0.5           0.4
                                   ---           ---

                                   2.8           2.2
                                   ===           ===
Directors and supervisors          1.6           1.6
Senior management                  1.2           0.6
                                   ---           ---

                                   2.8           2.2
                                   ===           ===

      (g)   Transactions with other state-owned enterprises

            The Company is part of a larger group of companies under CSAHC, which itself is owned by the PRC government. Other than the transactions with CSAHC and its subsidiaries, the Group also conducts business with other enterprises directly or indirectly owned or controlled by the PRC government ("State-owned enterprises"). The Group considers that the transactions with these State-owned enterprises are conducted in the ordinary course of business and under normal commercial terms and as such the Group has not disclosed such activities as related party transactions.

14    CONTINGENT LIABILITIES

      There have been no material adverse changes in contingent liabilities of the Group subsequent to 31 December 2004, details of which are disclosed in its 2004 annual financial statements.

                  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT 27

15    POST BALANCE SHEET EVENTS

      (a)   Aircraft transactions

            On 8 August 2005, the Group's subsidiary, Xiamen Airlines Company Limited, entered into a purchase agreement with Boeing Company for the purchase of 3 Boeing 787 aircraft, scheduled for deliveries in 2008 to 2010.

      (b)   Appreciation of Renminbi

            On 21 July 2005, the PBOC announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies. In particular, the exchange rate of US dollar against Renminbi was adjusted upward to RMB8.11 per US dollar with effect from the close of business on 21 July 2005. The directors are of the opinion that the above appreciation of Renminbi would not have adverse financial impacts to the Group for the year ending 31 December 2005.

28      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

INTRODUCTION

We have been instructed by the company to review the interim financial report as set out on pages 14 to 27.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

                                                   KPMG
                                        Certified Public Accountants

Hong Kong,
26 August 2005

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     29

B. PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2005 - unaudited
(Expressed in Renminbi)

                                          FOR THE SIX MONTHS ENDED
                                                  30 JUNE
                                            2005            2004
                                        RMB MILLION     RMB million
REVENUE FROM PRINCIPAL OPERATIONS            18,053          11,167
Less: Cost of principal operations           15,924           8,776
      Business taxes and surcharges             518             318
                                        -----------     -----------

PROFIT FROM PRINCIPAL OPERATIONS              1,611           2,073
Add: Profit from other operations               240              95
Less: Selling expenses                        1,290             870
      Administrative expenses                   862             478
      Financial expenses                        583             331
                                        -----------     -----------

OPERATING (LOSS)/PROFIT                        (884)            489
Add: Investment (loss)/income                   (10)             29
      Non-operating income                       23              48
Less: Non-operating expenses                     57              25
                                        -----------     -----------

(LOSS)/PROFIT BEFORE INCOME TAX                (928)            541
Less: Income tax (credit)/expenses              (57)             88
      Minority interests                        (28)            120
                                        -----------     -----------

NET (LOSS)/PROFIT FOR THE PERIOD               (843)            333
                                        ===========     ===========

30    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

CONSOLIDATED BALANCE SHEET
As at 30 June 2005 - unaudited
(Expressed in Renminbi)

                                         AS AT            As at
                                        30 JUNE        31 December
                                          2005            2004
                                      RMB MILLION      RMB million
ASSETS
CURRENT ASSETS:
  Cash at bank and on hand                  5,844            3,274
  Short-term investments                        -              669
  Trade receivables                         1,431            1,592
  Other receivables                         1,045              731
  Advance payments                            146              147
  Inventories                               1,639            1,398
  Prepaid expenses                            364              346
                                      -----------      -----------

TOTAL CURRENT ASSETS                       10,469            8,157
                                      -----------      -----------

LONG-TERM EQUITY INVESTMENTS                  726              741
                                      -----------      -----------

FIXED ASSETS:
  Fixed assets, at cost                    66,909           61,326
  Less: Accumulated depreciation           15,647           13,706
                                      -----------      -----------

  Net book value of fixed assets           51,262           47,620
  Construction in progress                    784              626
                                      -----------      -----------

TOTAL FIXED ASSETS                         52,046           48,246
                                      -----------      -----------

OTHER ASSETS:
  Lease and equipment deposits              4,748            5,397
  Long-term deferred expenditure              113              131
  Intangible assets                           540              467
  Long-term receivables                        15               16
                                      -----------      -----------

TOTAL OTHER ASSETS                          5,416            6,011
                                      -----------      -----------

DEFERRED TAXATION:
  Deferred tax assets                          70               55
                                      -----------      -----------

TOTAL ASSETS                               68,727           63,210
                                      ===========      ===========

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     31

As at 30 June 2005 - unaudited
(Expressed in Renminbi)

                                                   AS AT           As at
                                                  30 JUNE       31 December
                                                    2005           2004
                                                RMB MILLION     RMB million
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans                                   11,666          10,173
  Bills payable                                       2,760             137
  Trade payables                                      2,561           2,600
  Receipts in advance                                     -               5
  Sales in advance of carriage                          899             874
  Wages payable                                         123             179
  Staff welfare payable                                  63              79
  Taxes payable                                         271             324
  Other creditors                                       718             495
  Other payables                                      2,419           4,328
  Accrued expenses                                    4,249           3,729
  Dividend payable                                       39               -
  Long-term liabilities due within one year           4,140           3,691
                                                -----------     -----------

TOTAL CURRENT LIABILITIES                            29,908          26,614
                                                -----------     -----------

LONG-TERM LIABILITIES:
  Long-term loans                                    13,139          12,324
  Obligations under finance leases                   11,604           9,538
  Provision for major overhauls                         275             284
  Deferred credits                                      494             240
                                                -----------     -----------

TOTAL LONG-TERM LIABILITIES                          25,512          22,386
                                                -----------     -----------

DEFERRED TAXATION:
  Deferred tax liabilities                              327             337
                                                -----------     -----------

TOTAL LIABILITIES                                    55,747          49,337
                                                -----------     -----------

MINORITY INTERESTS                                    2,158           2,220
                                                -----------     -----------

SHAREHOLDERS' EQUITY
  Share capital                                       4,374           4,374
  Capital reserve                                     5,813           5,801
  Surplus reserves                                      672             672
  Including: Statutory public welfare fund              193             193
  (Accumulated loss)/ retained profits                  (37)            806

                                                -----------     -----------
TOTAL SHAREHOLDERS' EQUITY                           10,822          11,653
                                                -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           68,727          63,210
                                                ===========     ===========

32      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

NOTES:

1     SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises and the "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the Ministry of Finance ("MOF"). Pursuant to a notice Cai Kuai (2003) No. 18 from the MOF, the Group adopts the "Accounting Method for Civil Aviation Enterprises" since 1 January 2003. The significant accounting policies adopted in the preparation of these financial statements are set out below:

      (a)   Accounting year

            The accounting year of the Group is from 1 January to 31 December.

      (b)   Basis of consolidation

            The consolidated financial statements have been prepared in accordance with " Accounting Regulations for Business Enterprises " and Cai Kuai Zi [1995] No. 11 " Provisional regulations on consolidated financial statements " issued by the MOF.

            The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities in which the Company has more than 50% equity interest or those entities controlled by the Company. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company has more than 50% equity interest, or when the Company does not have more than 50% equity interest, but has control over those entities. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operations are not significant and have no significant effect on the Group 's consolidated financial statements, the Company does not consolidate these subsidiaries but equity accounted in long term equity investment.

            Where the accounting policies adopted by subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant intercompany balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

            For those jointly controlled entities which the Company has joint control with other investors under contractual arrangements, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of equity interest holding in those entities in the consolidated financial statements.

      (c)   Basis of preparation

            The financial statements have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

      (d)   Reporting currency

            The financial statements are prepared in Renminbi.

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     33

      (e)   Translation of foreign currencies

            Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 1(j)) below, are dealt with in the income statement.

      (f)   Cash equivalents

            Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

      (g)   Provision for bad and doubtful debts

            Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience.

            Allowances for other receivables are made based on the nature of the receivables and estimation of the corresponding collectibility risk.

      (h)   Inventories

            Inventories, which consist primarily of expendable spare parts and consumables, are carried at the lower of cost and net realisable value. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realisable value of each class of inventories is recognised as a provision for diminution in value of inventories. Net realisable value is determined based on amount recoverable in the normal course of business after the balance sheet date or estimates made by management based on market conditions. Inventories are recorded using the perpetual stocking method.

            Inventories are amortised in full when issued for use.

      (i)   Investments

            (i)   Short-term investments

                  Short-term investments are carried at the lower of cost and market value. The cost of a short-term investment is the total price paid on acquisition of the investment. However, it does not include cash dividends which have been declared but which are unpaid or unpaid interest on debentures which was due at the time of acquisition.

                  Provision for diminution in value is made on an item-by-item basis for any shortfall of the market value over the cost of material short-term investments. Provision for diminution in value is also made for any shortfall of the market value over the cost of other short-term investments on an aggregate basis by each category of the investments.

34      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

      (i)   Investments (Continued)

            (i)   Short-term investments (Continued)

                  With the exception of cash dividends which have been declared but which are unpaid at the time of acquisition and interest on debentures which is due but not yet paid at the time of acquisition, cash dividends and interest are set off against the carrying amount of the short-term investments when received by the Company. Upon the disposal of short-term investments, the difference between the carrying amount of the short-term investments and the proceeds received is recognised in the income statement for the current period.

            (ii)  Long-term equity investments

                  Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

                  Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

                  - Any excess of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

                  - Any shortfall of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis over 10 years if the investment was acquired before the MOF's issuance of the " Questions and Answers on Implementing Accounting Regulations for Business Enterprises and Related Accounting Standards (II) " (Cai Kuai [ 2003] No. 10). The unamortised balance is included in long-term equity investments at the year end. Any shortfalls are recognised in the " Capital surplus - reserve for equity investment " if the investment is acquired after the issuance of Cai Kuai [2003] No. 10.

                  Where the Company does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

                  Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

                  The Group makes provision for impairment losses on long-term equity investments (see note 1(n)).

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     35

      (j)   Fixed assets and construction in progress

            Fixed assets represent the assets held by the Group for rendering services and administrative purposes with useful lives over 1 year and comparatively high unit values.

            Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 1(n)). Construction in progress are stated in the balance sheet at cost less impairment losses (see note 1(n)). Valuation is carried out in accordance with the relevant rules and regulations in the PRC and the assets are adjusted to the revalued amounts accordingly.

            All direct and indirect costs related to the acquisition or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs, which include foreign exchange differences, on specific borrowings for the construction of the fixed assets during the construction period.

            Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided on construction in progress.

            Pursuant to an approval document Cai Kuai Han [2004] No. 39 issued by the MOF, the Group accounts for high value rotables as fixed assets.

            Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The respective annual depreciation rates for fixed assets are as follows:

                                                        ANNUAL DEPRECIATION RATE
Owned and leased aircraft                                             4.75%-6.33%
Other flight equipment:
  - Jet engines                                                      6.47%-12.13%
  - Others, including high value rotables                             6.67%-12.5%
Buildings                                                              2.5%-6.67%
Machinery and equipment                                                9.7%-19.4%
Motor vehicles                                                             16.17%

            Land use rights are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses (see note 1(n)), and are amortised on a straight-line basis over the period for land use rights.

36      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

      (k)   Leased assets

            Leases are classified into finance leases and operating leases. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of a leased asset to the lessee, whether or not the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease.

            (i)   Assets acquired under finance leases

                  Fixed assets acquired by way of finance leases are stated under fixed assets at an amount equal to the lower of their original carrying amount in the books of the legal owner (the lessor) and the present value of the minimum lease payments at the inception of the lease. Depreciation of leased assets is calculated using the straight-line method. Subsequent to the revaluation, which was based on depreciated replacement costs, assets acquired under finance lease are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses.

                  If there is no reasonable certainty that the Group will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over the shorter of the lease term or their estimated useful lives. If there is reasonable certainty that the Group will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over their estimated useful lives.

                  At the inception of the lease, the minimum lease payments are recorded as payables under finance leases. The difference between the value of the leased assets and the minimum lease payments is recognised as unrecognised finance charges under finance leases. At the year end, payables under finance leases are netted against the unrecognised finance charges under finance leases and included in long-term payables in the balance sheet.

                  Unrecognised finance charges under finance leases are amortised using the effective interest rate method over the lease term.

                  The Group makes provision for impairment losses on assets acquired under finance leases (see note 1(n)).

            (ii)  Operating lease charges

                  Rental payments under operating leases are recognised as expenses on a straight-line basis over the lease term. Contingent rental payments are recognised as expenses in the accounting period in which they are incurred.

      (l)   Intangible assets

            Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 1(n)). The cost of the intangible assets is amortised on a straight-line basis over the contracted beneficial period or the effective period stipulated by law, whichever is shorter. Where the useful life is not stipulated by the contract or law, the amortisation is over a period of 10 years.

      (m)   Long-term deferred expenses

            Custom duties and other direct costs incurred in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised on a straight-line basis over the terms of the related leases.

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     37

      (n)   Provision for impairment

            The carrying amounts of assets (including long-term investments, fixed assets, construction in progress, intangible assets, assets acquired under finance leases and other assets) are reviewed regularly at each balance sheet date to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

            The recoverable amount is the higher of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

            Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a shortfall of the initial investment cost over the Group's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

            If there is an indication that there has been a favourable change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to the capital reserve.

      (o)   Income tax

            Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

            Current tax is calculated at the applicable tax rate on taxable income.

            Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

            Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related tax benefits are expected to be realised.

38       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

      (p)   Provisions and contingent liabilities

            Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

            Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

      (q)   Revenue recognition

            Provided it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement as follows:

            (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage;

            (ii) Revenues from airline-related businesses are recognised when the relevant services are rendered;

            (iii) Interest income is recognised on a time proportion basis according to the principal outstanding and the applicable rate; and

            (iv) Dividend income is recognised when the Group's right to receive the dividend is established.

      (r)   Traffic commissions

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

      (s)   Borrowing costs

            Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

            Except for the above borrowing costs, other borrowing costs are recognised as financial expenses in the income statement when incurred.

      (t)   Repairs and maintenance expenses

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of overhauls that are required to be performed on the related aircraft prior to their return to the lessors.

      (u)   Dividends

            Dividends appropriated to shareholders are recognised in the income statement and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' equity in the balance sheet.

              CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT     39

      (v)   Retirement benefits

            Pursuant to the relevant laws and regulations in the PRC, the Group has joined certain defined contribution retirement schemes for the employees arranged by the governmental organisations. The Group makes contributions to the retirement schemes at the applicable rates based on the employees' salaries. The required contributions under the retirement schemes are charged to the income statement when they are due.

      (w)   Frequent flyer award programmes

            The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost of providing free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly, to reflect the acquittal of the outstanding obligations.

            Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

      (x)   Related parties

            If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

2     SIGNIFICANT DIFFERENCES BETWEEN PRC GAAP AND IFRS

      Effect of significant differences between PRC GAAP and IFRS on net
      (loss)/profit are analysed as follows:

                                                          FOR THE SIX MONTHS ENDED 30 JUNE
                                                                  2005                 2004
                                                       Note   RMB MILLION          RMB million
Net (loss)/profit under PRC GAAP                                     (843)                 333
Adjustments:
  Gains on aircraft sales and leaseback transactions   (a)            (15)                 (15)
  Losses on staff housing allocations                  (b)            (13)                 (56)
  Adjustment for revaluation of land use rights        (c)              2                    2
  Adjustment for investment in associates              (d)            (52)                   -
  Donation                                             (f)             12                    -
  Effect of the above adjustments on taxation                           2                    2
                                                              -----------          -----------

Net loss/(profit) attributable to equity holders
  of parent under IFRS                                               (907)                 266
                                                              ===========          ===========

40      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2005 INTERIM REPORT

2     SIGNIFICANT DIFFERENCES BETWEEN PRC GAAP AND IFRS (Continued)

      Effect of significant differences between PRC GAAP and IFRS on shareholders' equity are analysed as follows:

                                                                AS AT          As at
                                                               30 JUNE      31 December
                                                                 2005          2004
                                                       Note   RMB MILLION   RMB million
Total shareholders' equity under PRC GAAP                          10,822        11,653
Adjustments:
  Gains on aircraft sales and leaseback transactions   (a)            165           180
  Losses on staff housing allocations                  (b)            184           197
  Adjustment for revaluation of land use rights        (c)           (160)         (162)
  Adjustment for investment in associates              (d)            (78)          (26)
  Interest capitalisation                              (e)             11            11
  Effect of the above adjustments on taxation                          (3)           (5)
                                                              -----------   -----------

Total equity attributable to equity holders
  of parent under IFRS                                             10,941        11,848
                                                              ===========   ===========

Notes:

(a) In accordance with PRC accounting rules and regulations, gains on aircraft sale and leaseback transactions are recorded as deferred credits and amortised over the lease terms on a straight line basis. Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the lease term.

(b) In accordance with PRC accounting rules and regulations, losses on staff housing allocation executed by CSAHC on the Company's behalf are charged to retained profits as and when incurred. In addition, lump sum housing benefits are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRS, losses on staff housing allocations and lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(c) In accordance with PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(d) In the PRC GAAP financial statements, the investment in associates have been equity accounted for based on the PRC GAAP financial statements of these companies. The accounting policies of these companies differ in certain aspects from those of the Group. In the IFRS financial statements, the differences arising from the different accounting policies of the associates have been adjusted to conform with the accounting policies of the Group.

(e) In the PRC GAAP financial statements, interest incurred on specific borrowings obtained for the construction of fixed assets is capitalised. In the IFRS financial statements, interest incurred on specific and other borrowings which are directly attributable to the construction of fixed assets is capitalised.

(f) In the PRC GAAP financial statements, all donations received are recognised as movement in capital reserve as and when incurred. Under IFRS, donations are recognised in the income statements when received.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By            /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary

Date: September 2, 2005